                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-83374

                             Subject to Completion
             Preliminary Prospectus Supplement dated April 1, 2002


PROSPECTUS SUPPLEMENT                 [LOGO]
---------------------                 Protected Growth/SM/ Investing
(To prospectus dated April 1, 2002)   Pursuit of Growth, Protection of Principal

                                2,500,000 Units
                           Merrill Lynch & Co., Inc.
                Callable Market Index Target-Term Securities(R)
                             due April     , 2009
                        Linked to the S&P 500(R) Index
                        "Callable MITTS(R) Securities"
                         $10 principal amount per unit

                               ----------------

The Callable MITTS Securities:                                  Payment at the stated maturity:

.. 100% principal protection at maturity.                        . On the stated maturity date, if the Callable MITTS
                                                                  Securities have not previously been called, for each unit of
.. Callable in September 2005 at the option of Merrill Lynch &     the Callable MITTS Securities you own we will pay you an
  Co., Inc.                                                       amount equal to the sum of the principal amount of each
                                                                  unit and an additional amount based on the percentage
.. No payments before the stated maturity date unless called.      increase, if any, in the value of the S&P 500(R) Index.

.. Senior unsecured debt securities of Merrill Lynch & Co., Inc. Payment if called by Merrill Lynch & Co., Inc.:

.. Linked to the value of the S&P 500(R) Index.                  . If Merrill Lynch & Co., Inc. elects in September 2005 to call your Callable MITTS Securities, you will receive a cash
.. We have applied to have the Callable MITTS Securities listed    payment expected to be between $11.80 and $12.20 per unit.
  on the American Stock Exchange under the trading symbol
  "MCP".

.. Expected closing date: April     , 2002.

      Investing in the Callable MITTS Securities involves risks that are described in the "Risk Factors" section beginning on page S-9 of this prospectus supplement.

                               ----------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                        Per unit    Total
                                                        --------    -----
Public offering price (1)..............................  $10.00  $25,000,000
Underwriting discount..................................    $          $
Proceeds, before expenses, to Merrill Lynch & Co., Inc.    $          $

       (1)The public offering price and the underwriting discount for any single transaction to purchase 100,000 units or more will be $
          per unit and $       per unit, respectively.

                               ----------------

                              Merrill Lynch & Co.

                               ----------------

          The date of this prospectus supplement is April     , 2002.

"MITTS" and "Market Index Target-Term Securities" are registered service marks and "Protected Growth" is a service mark of Merrill Lynch & Co., Inc.

"Standard & Poor's(R)", "Standard & Poor's 500", "S&P 500(R)", "S&P(R)" and "500", are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc., and Merrill Lynch & Co., Inc. is an authorized sublicensee.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                                                         Page
                                                                                                         ----
SUMMARY INFORMATION--Q&A................................................................................  S-4
   What are the Callable MITTS Securities?..............................................................  S-4
   What will I receive on the stated maturity date of the Callable MITTS Securities?....................  S-4
   How does the call feature work?......................................................................  S-6
   Will I receive interest payments on the Callable MITTS Securities?...................................  S-6
   Who publishes the S&P 500 Index and what does the S&P 500 Index measure?.............................  S-6
   How has the S&P 500 Index performed historically?....................................................  S-6
   What about taxes?....................................................................................  S-7
   Will the Callable MITTS Securities be listed on a stock exchange?....................................  S-7
   What is the role of MLPF&S?..........................................................................  S-7
   Who is ML&Co.?.......................................................................................  S-7
   Are there any risks associated with my investment?...................................................  S-8
RISK FACTORS............................................................................................  S-9
   You may not earn a return on your investment.........................................................  S-9
   The Callable MITTS Securities are subject to early call..............................................  S-9
   Your yield may be lower than the yield on a standard debt security of comparable maturity............  S-9
   Your return will not reflect the return of owning the stocks included in the S&P 500 Index...........  S-9
   There may be an uncertain trading market for the Callable MITTS Securities...........................  S-9
   Many factors affect the trading value of the Callable MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor... S-10
   Amounts payable on the Callable MITTS Securities may be limited by state law......................... S-11
   Purchases and sales by us and our affiliates may affect your return.................................. S-11
   Potential conflicts.................................................................................. S-11
   Tax consequences..................................................................................... S-11
DESCRIPTION OF THE CALLABLE MITTS SECURITIES............................................................ S-12
   Payment at maturity.................................................................................. S-12
   Early call of the Callable MITTS Securities at the option of ML&Co................................... S-13
   Hypothetical returns................................................................................. S-13
   Adjustments to the S&P 500 Index; Market Disruption Events........................................... S-14
   Discontinuance of the S&P 500 Index.................................................................. S-15
   Events of Default and Acceleration................................................................... S-16
   Depositary........................................................................................... S-16
   Same-Day Settlement and Payment...................................................................... S-19
THE S&P 500 INDEX....................................................................................... S-19
   Computation of the S&P 500 Index..................................................................... S-20
   Historical Data on the S&P 500 Index................................................................. S-21
   License Agreement.................................................................................... S-22
UNITED STATES FEDERAL INCOME TAXATION................................................................... S-24
   General.............................................................................................. S-24
   U.S. Holders......................................................................................... S-25
   Hypothetical Table................................................................................... S-27
   Non-U.S. Holders..................................................................................... S-27
   Backup withholding................................................................................... S-28
ERISA CONSIDERATIONS.................................................................................... S-28
USE OF PROCEEDS AND HEDGING............................................................................. S-29
WHERE YOU CAN FIND MORE INFORMATION..................................................................... S-29
UNDERWRITING............................................................................................ S-29
VALIDITY OF THE CALLABLE MITTS SECURITIES............................................................... S-30
INDEX OF DEFINED TERMS.................................................................................. S-31

                                  Prospectus

                                                                           Page
                                                                           ----
MERRILL LYNCH & CO., INC..................................................   2
USE OF PROCEEDS...........................................................   2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK DIVIDENDS...................................   3
THE SECURITIES............................................................   3
DESCRIPTION OF DEBT SECURITIES............................................   4
DESCRIPTION OF DEBT WARRANTS..............................................  10
DESCRIPTION OF CURRENCY WARRANTS..........................................  12
DESCRIPTION OF INDEX WARRANTS.............................................  14
DESCRIPTION OF PREFERRED STOCK............................................  19
DESCRIPTION OF DEPOSITARY SHARES..........................................  24
DESCRIPTION OF PREFERRED STOCK WARRANTS...................................  28
DESCRIPTION OF COMMON STOCK...............................................  30
DESCRIPTION OF COMMON STOCK WARRANTS......................................  34
PLAN OF DISTRIBUTION......................................................  36
WHERE YOU CAN FIND MORE INFORMATION.......................................  37
INCORPORATION OF INFORMATION WE FILE WITH THE SEC.........................  37
EXPERTS...................................................................  38

                           SUMMARY INFORMATION--Q&A
      This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Callable Market Index Target-Term Securities(R) due
April     , 2009 linked to the S&P 500(R) Index (the "Callable MITTS
Securities"). You should carefully read this prospectus supplement and the accompanying prospectus of Merrill Lynch & Co., Inc. to fully understand the terms of the Callable MITTS Securities and the tax and other considerations that are important to you in making a decision about whether to invest in the Callable MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the Callable MITTS Securities, to determine whether an investment in the Callable MITTS Securities is appropriate for you.

      References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Callable MITTS Securities?

      The Callable MITTS Securities will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Callable MITTS Securities will rank equally with all of our other unsecured and unsubordinated
debt. The Callable MITTS Securities will mature on April     , 2009 unless
called by ML&Co. in September 2005.

      Each unit of Callable MITTS Securities represents $10 principal amount of Callable MITTS Securities. You may transfer the Callable MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Callable MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Callable MITTS Securities. You should refer to the section entitled "Description of the Callable MITTS Securities--Depositary" in this prospectus supplement.

What will I receive on the stated maturity date of the Callable MITTS
Securities?

      We have designed the Callable MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the S&P 500 Index (the "S&P 500 Index" or the "Index"). On the stated maturity date, if we have not called the Callable MITTS Securities, you will receive a cash payment equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount", if any.

Principal Amount

      The "principal amount" per unit is $10.

Supplemental Redemption Amount

      The "Supplemental Redemption Amount" per unit will equal:

                           ( Ending Value - Starting Value )
                     $10 X ( ----------------------------- )
                           (       Starting Value          )

but will not be less than zero.

      The "Starting Value" means the closing value of the Index on the date the Callable MITTS Securities are priced for initial sale to the public (the "Pricing Date"). We will disclose the Starting Value to you in the final prospectus supplement delivered to you in connection with sales of the Callable MITTS Securities.

      The "Ending Value" means the average, arithmetic mean, of the value of the Index at the close of the market on five business days shortly before the maturity of the Callable MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated maturity date of the

Callable MITTS Securities, there is a disruption in the trading of the component stocks comprising the Index or certain futures or options contracts relating to the Index.

      For more specific information about the Supplemental Redemption Amount, please see the section entitled "Description of the Callable MITTS Securities" in this prospectus supplement.

      We will pay you a Supplemental Redemption Amount only if we do not call the Callable MITTS Securities during September 2005 and only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your Callable MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

  Examples

    Here are two examples of Supplemental Redemption Amount calculations. If we call the Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not be entitled to receive any payment on the stated maturity date.

  Example 1--On the stated maturity date, the hypothetical Ending Value is less than the hypothetical Starting Value:

    Hypothetical Starting Value: 1,147.39
    Hypothetical Ending Value at maturity: 917.86

                                                       ( 917.86 - 1,147.39 )         (Supplemental
    Supplemental Redemption Amount (per unit)  = $10 X ( ----------------- ) = $0.00  Redemption
                                                       (      1,147.39     )          Amount may not be
                                                                                      less than zero)

  Total payment on the stated maturity date (per unit) = $10.00 + $0.00 = $10.00

  Example 2--On the stated maturity date, the hypothetical Ending Value is greater than the hypothetical Starting Value:

    Hypothetical Starting Value: 1,147.39
    Hypothetical Ending Value at maturity: 2,065.30

                                                      ( 2,065.30 - 1,147.39 )
    Supplemental Redemption Amount (per unit) = $10 X ( ------------------- )= $8.00
                                                      (        1,147.39     )

  Total payment on the stated maturity date (per unit) = $10.00 + $8.00 = $18.00

How does the call feature work?

      We may elect to call the Callable MITTS Securities at $ per unit (the "Call Price"), on any Business Day during the month of September 2005 (the "Call Period") by giving notice to the trustee of the Callable MITTS Securities as described in this prospectus supplement and specifying the date on which the Call Price will be paid (the "Payment Date"). We expect the Call Price to be in the range of $11.80 to $12.20 per unit. We will disclose the Call Price to you in the final prospectus supplement delivered in connection with sales of the Callable MITTS Securities. The Payment Date will be no later than the twentieth Business Day after the call election. The Call Price represents a total rate of return on your Callable MITTS Securities expected to be between 18% and 22%, assuming you purchased the Callable MITTS Securities at the principal amount of $10 per unit.

      If we elect to call your Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not receive a Supplemental Redemption Amount based on increases in the Index. If we do not call the Callable MITTS Securities during the Call Period, the principal amount plus the Supplemental Redemption Amount, if any, that you receive at the stated maturity date may be greater than or less than the Call Price.

Will I receive interest payments on the Callable MITTS Securities?

      You will not receive any interest payments on the Callable MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity, or the Call Price if the Callable MITTS Securities are called during the Call Period. We have designed the Callable MITTS Securities for investors who are willing to forego market interest payments on the Callable MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Index.

Who publishes the S&P 500 Index and what does the S&P 500 Index measure?

      The S&P 500 Index is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P") and is intended to provide an indication of the pattern of common stock price movement. The value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. As of March 28, 2002, 419 companies or 85.3% of the S&P 500 Index traded on the New York Stock Exchange; 79 companies or 14.6% of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.1% of the S&P 500 Index traded on the American Stock Exchange. As of March 28, 2002, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 79% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market.

      Please note that an investment in the Callable MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the S&P 500 Index.

How has the S&P 500 Index performed historically?

      We have included tables showing the year-end closing value of the S&P 500 Index for each year from 1947 through 2001 and the month-end closing value of the S&P 500 Index from January 1995 through March 2002 in the section entitled "The S&P 500 Index--Historical Data on the S&P 500 Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in various economic environments; however, past performance of the S&P 500 Index is not necessarily indicative of how the S&P 500 Index will perform in the future.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Callable MITTS Securities over their term based upon an estimated yield for the Callable MITTS Securities, even though you will not receive any payments from us until maturity or earlier call. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning Callable MITTS Securities. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed
zero. We have determined that this estimated yield will equal     % per annum,
compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Callable MITTS Security for $10 and hold the Callable MITTS Security until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Callable MITTS Securities each
year: $      in 2002, $     in 2003, $    in 2004, $      in 2005, $      in
2006, $     in 2007, $      in 2008 and $      in 2009. However, in 2009, if
we have not called the Callable MITTS Securities, the amount of ordinary income that you will be required to pay taxes on from owning each Callable MITTS
Security may be greater or less than $     , depending upon the Supplemental
Redemption Amount, if any, you receive. Also, if the Supplemental Redemption
Amount is less than $    , you may have a loss which you could deduct against
other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see the section entitled "United States Federal Income Taxation" in this prospectus supplement.

Will the Callable MITTS Securities be listed on a stock exchange?

      We have applied to have the Callable MITTS Securities listed on the AMEX under the trading symbol "MCP". The listing of the Callable MITTS Securities on the AMEX will not necessarily ensure that a liquid trading market will be available for the Callable MITTS Securities. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the Callable MITTS Securities" in this prospectus supplement.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Callable MITTS Securities. After the initial offering, MLPF&S intends to buy and sell Callable MITTS Securities to create a secondary market for holders of the Callable MITTS Securities, and may stabilize or maintain the market price of the Callable MITTS Securities during the initial distribution of the Callable MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled

"Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents of ML&Co. we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the Callable MITTS Securities is subject to risks. Please refer to the section entitled "Risk Factors" in this prospectus supplement.

                                 RISK FACTORS

      Your investment in the Callable MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Callable MITTS Securities is suitable for you.

You may not earn a return on your investment

      You should be aware that if the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index was higher than the Starting Value at some time during the life of the Callable MITTS Securities but later falls to or below the Starting Value. If the Supplemental Redemption Amount is zero and the Callable MITTS Securities are not called by us prior to the stated maturity date, we will pay you only the principal amount of your Callable MITTS Securities.

The Callable MITTS Securities are subject to early call

      We may elect to call all of the Callable MITTS Securities by giving notice on any Business Day during the Call Period. We are likely to call the Callable MITTS Securities during the Call Period if the secondary market price of the Callable MITTS Securities is approximately equal to or above the Call Price during that period. In the event that we elect to call the Callable MITTS Securities, you will receive only the Call Price and no Supplemental Redemption Amount based on the value of the Index.

Your yield may be lower than the yield on a standard debt security of comparable maturity

      The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the S&P 500 Index

      The return on your Callable MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the S&P 500 Index and received the dividends paid on those stocks because the value of the S&P 500 Index is calculated by reference to the prices of the stocks included in the S&P 500 Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the Callable MITTS Securities

      We have applied to have the Callable MITTS Securities listed on the AMEX under the trading symbol "MCP". While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the Callable MITTS Securities will trade. You cannot assume that a trading market will develop for the Callable MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Callable MITTS Securities will depend on our financial performance and other factors such as the change in value of the Index.

      If the trading market for the Callable MITTS Securities is limited, there may be a limited number of buyers for your Callable MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the Callable MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Callable MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Callable MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Callable MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Callable MITTS Securities attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the Callable MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      Changes in the value of the Index are expected to affect the trading value of the Callable MITTS Securities. We expect that the market value of the Callable MITTS Securities will depend substantially on the amount, if any, by which the value of the Index exceeds the Starting Value. If you choose to sell your Callable MITTS Securities when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that price because of the expectation that the value of the Index will continue to fluctuate until the Ending Value is determined. If you choose to sell your Callable MITTS Securities when the value of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of Callable MITTS Securities.

      Changes in the levels of interest rates are expected to affect the trading value of the Callable MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of Callable MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the Callable MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the Callable MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Callable MITTS Securities will increase. Rising interest rates may lower the value of the Index and, thus, the Callable MITTS Securities. Falling interest rates may increase the value of the Index and, thus, may increase the value of the Callable MITTS Securities.

      Changes in the volatility of the Index are expected to affect the trading value of the Callable MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the value of the Index increases or decreases, the trading value of the Callable MITTS Securities may be adversely affected.

      As the time remaining to maturity of the Callable MITTS Securities decreases, the "time premium" associated with the Callable MITTS Securities will decrease. We anticipate that before their maturity, the Callable MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the value of the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period before the stated maturity of the Callable MITTS Securities. However, as the time remaining to the stated maturity of the Callable MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the Callable MITTS Securities.

      Changes in our credit ratings may affect the trading value of the Callable MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Callable MITTS Securities. However, because your return on your Callable MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the Callable MITTS Securities, such as the percentage increase, if any, in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Callable MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Callable MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the Callable MITTS Securities than if it occurs earlier in the term of the Callable MITTS Securities. However, we expect that the effect on the trading value of the Callable MITTS Securities of a given change in the value of the Index will be greater if it occurs later in the term of the Callable MITTS Securities than if it occurs earlier in the term of the Callable MITTS Securities.

Amounts payable on the Callable MITTS Securities may be limited by state law

      New York State law governs the 1983 Indenture under which the Callable MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Callable MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Callable MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks underlying the S&P 500 Index or futures or options contracts on the S&P 500 Index for our own accounts for business reasons and expect to enter into such transactions in connection with hedging our obligations under the Callable MITTS Securities. These transactions could affect the price of these stocks and in turn, the value of the Index in a manner that would be adverse to your investment in the Callable MITTS Securities.

Potential conflicts

      Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the Callable MITTS Securities could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled "Description of the Callable MITTS Securities--Adjustments to the S&P 500 Index; Market Disruption Events" and "--Discontinuance of the S&P 500 Index" in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Callable MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

      You should consider the tax consequences of investing in the Callable MITTS Securities. See the section entitled "United States Federal Income Taxation" in this prospectus supplement.

                 DESCRIPTION OF THE CALLABLE MITTS SECURITIES

      ML&Co. will issue the Callable MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless called by ML&Co. during the Call Period, the
Callable MITTS Securities will mature on April     , 2009.

      Unless the Callable MITTS Securities are called during the Call Period, at the stated maturity a beneficial owner of a Callable MITTS Security will receive the sum of the principal amount of the Callable MITTS Security plus the Supplemental Redemption Amount, if any. There will be no payment of interest, periodic or otherwise. See the section entitled "--Payment at maturity".

      The Callable MITTS Securities may be called by ML&Co. as described below, but are not subject to redemption at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Callable MITTS Securities, registered holders of the Callable MITTS Securities may accelerate the maturity of the Callable MITTS Securities, as described under the sections entitled "--Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus of ML&Co.

      ML&Co. will issue the Callable MITTS Securities in denominations of whole units, each with a principal amount of $10.00.

      The Callable MITTS Securities will not have the benefit of any sinking fund.

Payment at maturity

      If we do not call the Callable MITTS Securities during the Call Period, a beneficial owner of a Callable MITTS Security will be entitled to receive, at the stated maturity, the principal amount of each Callable MITTS Security plus the Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a beneficial owner of a Callable MITTS Security will be entitled to receive only the principal amount of the Callable MITTS Security.

  Determination of the Supplemental Redemption Amount

      The "Supplemental Redemption Amount" for a Callable MITTS Security will be determined by the calculation agent and will equal:

                                                                      ( Ending Value - Starting Value )
    principal amount of each Callable MITTS Security ($10 per unit) X ( ----------------------------- )
                                                                      (          Starting Value       )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" means the closing value of the Index on the Pricing Date.

      The "Ending Value" will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" means any day on which the NYSE, AMEX and The Nasdaq National Market are open for trading and the Index or any successor index is calculated and published.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Callable MITTS Securities.

Early call of the Callable MITTS Securities at the option of ML&Co.

      During the Call Period, which is the month of September 2005, ML&Co., in its sole discretion, may elect to call the Callable MITTS Securities, in whole but not in part, in exchange for a cash payment expected to be between $11.80 and $12.20 per unit, by giving notice to the trustee on any Business Day during the Call Period. The Call Price represents a total rate of return on your Callable MITTS Securities expected to be between 18% and 22%, assuming you purchased the Callable MITTS Securities at the principal amount of $10 per unit.

      If we elect to call your Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not receive a Supplemental Redemption Amount based on the value of the Index. If we do not call the Callable MITTS Securities, the principal amount plus the Supplemental Redemption Amount, if any, that you receive at the stated maturity may be greater than or less than the Call Price. ML&Co. may elect to call the Callable MITTS Securities on any Business Day during the Call Period by giving notice to the trustee and specifying the date on which the Call Price shall be paid. The Payment Date shall be no later than the twentieth Business Day after the call election. The trustee will provide notice of the call election to the registered holders of the Callable MITTS Securities, specifying the Payment Date, no less than 15 calendar days prior to the Payment Date. While the Callable MITTS Securities are held at the depositary, the registered holder will be the depositary, and the depositary will receive the notice of the call. As more fully described below under "--Depositary", the depositary will forward this notice to its participants which will pass it on to the beneficial owners.

      You should compare the features of the Callable MITTS Securities to other available investments before deciding to purchase the Callable MITTS Securities. Due to the uncertainty as to whether the Callable MITTS Securities will earn a Supplemental Redemption Amount or be called during the Call Period, the return on your investment with respect to the Callable MITTS Securities may be higher or lower than the return available on other securities issued by ML&Co. or issued by others. We suggest that you reach an investment decision only after carefully considering the suitability of the Callable MITTS Securities in light of your particular circumstances. See the section entitled "United States Federal Income Taxation".

Hypothetical returns

      The following table illustrates, for a hypothetical Starting Value and a range of hypothetical Ending Values of the Index:

      . the percentage change from the hypothetical Starting Value to the hypothetical Ending Values,

      .   the total amount payable at maturity of the Callable MITTS Securities,

      . the total rate of return to beneficial owners of the Callable MITTS Securities,

      . the pretax annualized rate of return to beneficial owners of the Callable MITTS Securities,

      . the pretax annualized rate of return of an investment in the stocks included in the S&P 500 Index, which includes an assumed aggregate dividend yield of 1.37% per annum, as more fully described below.

      The table below assumes an initial investment of $10 in the Callable MITTS Securities and the stocks included in the S&P 500 Index. This table also assumes the Callable MITTS Securities are not called by ML&Co.

                Percentage
                  change
                 from the      Total                                         Pretax
               hypothetical    Amount                        Pretax        annualized
                 Starting    Payable at   Total Rate of    Annualized    rate of return
                 Value to     Maturity       Return      Rate of Return  of the stocks
Hypothetical   hypothetical per Callable on the Callable on the Callable  included in
Ending Value      Ending       MITTS          MITTS           MITTS       the S&P 500
of the Index      Value       Security     Securities     Securities(1)   Index(1)(2)
------------   ------------ ------------ --------------- --------------- --------------
   229.48          -80%        $10.00          0.00%           0.00%         -20.19%
   458.96          -60%        $10.00          0.00%           0.00%         -11.28%
   688.43          -40%        $10.00          0.00%           0.00%          -5.81%
   917.91          -20%        $10.00          0.00%           0.00%          -1.80%
 1,147.39(3)         0%        $10.00          0.00%           0.00%           1.37%
 1,376.87           20%        $12.00         20.00%           2.62%           4.01%
 1,606.35           40%        $14.00         40.00%           4.86%           6.28%
 1,835.82           60%        $16.00         60.00%           6.82%           8.27%
 2,065.30           80%        $18.00         80.00%           8.57%          10.04%
 2,294.78          100%        $20.00        100.00%          10.14%          11.64%
 2,524.26          120%        $22.00        120.00%          11.58%          13.11%
 2,753.74          140%        $24.00        140.00%          12.90%          14.45%
 2,983.21          160%        $26.00        160.00%          14.12%          15.70%
 3,212.69          180%        $28.00        180.00%          15.25%          16.86%
 3,442.17          200%        $30.00        200.00%          16.31%          17.95%

--------
(1) The annualized rates of return are calculated on a semiannual bond equivalent basis.
(2) This rate of return assumes:
      (a) a percentage change in the aggregate price of the stocks that equals the percentage change in the S&P 500 Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
      (b) a constant dividend yield of 1.37% per annum, paid quarterly from the date of initial delivery of the Callable MITTS Securities, applied to the value of the S&P 500 Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value;
      (c) no transaction fees or expenses; and
      (d) an investment term of April 1, 2002 to April 1, 2009.
(3) This is the hypothetical Starting Value of the S&P 500 Index for purposes of this table. The actual Starting Value will be the closing value of the Index on the Pricing Date and will be disclosed in the final prospectus supplement delivered to you in connection with sales of the Notes.

      The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors in the Callable MITTS Securities and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value and term of your investment.

Adjustments to the S&P 500 Index; Market Disruption Events

      If at any time Standard & Poor's changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

      (A) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the S&P 500 Stocks; or

      (B) the suspension or material limitation, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to S&P 500 Stocks or the Index, or any successor index or stocks included in any successor index, which are traded on any major U.S. exchange.

      For the purpose of the above definition:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

      (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

      As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the S&P 500 Index

      If Standard & Poor's discontinues publication of the Index and Standard & Poor's or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor's or any other entity for the Index and calculate the closing value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Callable MITTS Securities.

      In the event that Standard & Poor's discontinues publication of the Index and:

      .   the calculation agent does not select a successor index, or

      .   the successor index is no longer published on any of the Calculation
          Days,
the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

      If Standard & Poor's discontinues publication of the Index before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      .   the determination of the Ending Value, or

      . a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" is any day on which the NYSE, AMEX and the Nasdaq National Market are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Callable MITTS Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any Callable MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a Callable MITTS Security upon any acceleration permitted by the Callable MITTS Securities, with respect to each $10 principal amount of the Callable MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment was the stated maturity date of the Callable MITTS Securities, provided, however, if the acceleration occurs before the end of the Call Period, the maximum amount payable with respect to each Callable MITTS Security will be the Call Price. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Callable MITTS Security may be limited, under
Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Callable MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Callable MITTS Securities.

      In case of default in payment of the Callable MITTS Securities, whether at the stated maturity or upon acceleration, from and after the maturity date the Callable MITTS Securities will bear interest, payable upon demand of their
beneficial owners, at the rate of     % per annum, to the extent that payment
of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Callable MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

  Description of the Global Securities

      Upon issuance, all Callable MITTS Securities will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for Callable MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Callable MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the Callable MITTS Securities represented by a global security will not be entitled to have the Callable MITTS Securities registered in their names, will not receive or be entitled to receive physical delivery of the Callable MITTS Securities in definitive form and will not be considered the owners or holders of the Callable MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  DTC Procedures

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the Callable MITTS Securities. The Callable MITTS Securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the Callable MITTS Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the Callable MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the Callable MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Callable MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all Callable MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Callable MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Callable MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the Callable MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the Callable MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Callable MITTS Securities are credited on the record date.

      Principal, premium, if any, and/or interest, if any, and payments made in cash on the Callable MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

  Exchange for Certificated Securities

      If:

      . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

      . ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

      . an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the Callable MITTS Securities,

the global securities will be exchangeable for Callable MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive Callable MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

      DTC may discontinue providing its services as securities depositary with respect to the Callable MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, Callable MITTS Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, Callable MITTS Security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the Callable MITTS Securities will be made by the underwriter in immediately available funds. ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the Callable MITTS Securities are maintained in book-entry form.

                               THE S&P 500 INDEX

      Standard & Poor's publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of March 28, 2002, 419 companies or 85.3% of the S&P 500 Index traded on the NYSE; 79 companies or 14.6% of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.1% of the S&P 500 Index traded on the AMEX. As of March 28, 2002, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 79% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the number of companies currently included in each group indicated in parentheses: Consumer Discretionary (87), Consumer Staples (34), Energy (24), Financials (75), Health Care (45), Industrials (68), Information Technology (80), Materials (37), Telecommunication Services (13) and Utilities (37). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

      The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the return on the Callable MITTS Securities will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the Callable MITTS Securities.

Computation of the S&P 500 Index

      Standard & Poor's currently computes the S&P 500 Index as of a particular time as follows:

       (a)the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

       (b)the market values of all component stocks as of that time are aggregated;

       (c)the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

       (d)the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

       (e)the current aggregate market value of all component stocks is divided by the base value; and

       (f)the resulting quotient, expressed in decimals, is multiplied by ten.

      While Standard & Poor's currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of Callable MITTS Securities upon maturity or otherwise.

      Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

      .   the issuance of stock dividends,

      . the granting to shareholders of rights to purchase additional shares of stock,

      . the purchase of shares by employees pursuant to employee benefit plans,

      .   consolidations and acquisitions,

      . the granting to shareholders of rights to purchase other securities of the issuer,

      . the substitution by Standard & Poor's of particular component stocks in the S&P 500 Index, and

      .   other reasons.

      In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

                               New Market Value
            Old Base Value X   ---------------- =   New Base Value
                               Old Market Value

      The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

      The following table sets forth the closing values of the S&P 500 Index on the last business day of each year from 1947 through 2001, as published by Standard & Poor's. The historical experience of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount which may be payable to holders of the Callable MITTS Securities at the maturity date.

                 Year-End Closing Values of the S&P 500 Index

                   Closing      Closing      Closing      Closing
              Year  Value  Year  Value  Year  Value  Year  Value
              ---- ------- ---- ------- ---- ------- ---- --------
              1947  15.30  1961  71.55  1975  90.19  1989   353.40
              1948  15.20  1962  63.10  1976 107.46  1990   330.22
              1949  16.76  1963  75.02  1977  95.10  1991   417.09
              1950  20.41  1964  84.75  1978  96.11  1992   435.71
              1951  23.77  1965  92.43  1979 107.94  1993   466.45
              1952  26.57  1966  80.33  1980 135.76  1994   459.27
              1953  24.81  1967  96.47  1981 122.55  1995   615.93
              1954  35.98  1968 103.86  1982 140.64  1996   740.74
              1955  45.48  1969  92.06  1983 164.93  1997   970.43
              1956  46.67  1970  92.15  1984 167.24  1998 1,229.23
              1957  39.99  1971 102.09  1985 211.28  1999 1,469.25
              1958  55.21  1972 118.05  1986 242.17  2000 1,320.28
              1959  59.89  1973  97.55  1987 247.08  2001 1,148.08
              1960  58.11  1974  68.56  1988 277.72

      The following table sets forth the value of the S&P 500 Index at the end of each month, in the period from January 1995 through March 2002. These historical data on the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Callable MITTS Securities may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Callable MITTS Securities.

                1995   1996   1997    1998     1999     2000     2001     2002
               ------ ------ ------ -------- -------- -------- -------- --------
January....... 470.42 636.02 786.16   980.28 1,279.64 1,394.46 1,366.01 1,130.20
February...... 487.39 640.43 790.82 1,049.34 1,238.33 1,366.42 1,239.94 1,106.73
March......... 500.71 645.50 757.12 1,101.75 1,286.37 1,498.58 1,160.33 1,147.39
April......... 514.71 654.17 801.34 1,111.75 1,335.18 1,452.43 1,249.46
May........... 533.40 669.12 848.28 1,090.82 1,301.84 1,420.60 1,255.82
June.......... 544.75 670.63 885.14 1,133.84 1,372.71 1,454.60 1,224.42
July.......... 562.06 639.95 954.29 1,120.67 1,328.72 1,430.83 1,211.23
August........ 561.88 651.99 899.47   957.28 1,320.41 1,517.68 1,113.58
September..... 584.41 687.31 947.28 1,017.01 1,282.71 1,436.51 1,040.94
October....... 581.50 705.27 914.62 1,098.67 1,362.93 1,429.40 1,059.78
November...... 605.37 757.02 955.40 1,163.63 1,388.91 1,314.95 1,139.45
December...... 615.93 740.74 970.43 1,229.23 1,469.25 1,320.28 1,148.08

      The following graph sets forth the performance of the S&P 500 Index at the end of each month from January 1995 through March 2002. Past movements of the S&P 500 Index are not necessarily indicative of the future S&P 500 Index values. On March 28, 2002, the closing value of the S&P 500 Index was 1,147.39.

                 Month-End Closing Values of the S&P 500 Index


[THE GRAPH APPEARING HERE SETS FORTH THE HYPOTHETICAL AND ACTUAL HISTORICAL PERFORMANCE OF THE S&P 500 INDEX FROM JANUARY 1995 THROUGH MARCH 2002. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0 TO 1600 IN INCREMENTS OF 200. THE HORIZONTAL AXIS HAS A RANGE OF DATES FROM JANUARY 1995 TO MARCH 2002 IN INCREMENTS OF ONE MONTH.]


License Agreement

      Standard & Poor's does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor's makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the Callable MITTS Securities, or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. Standard & Poor's makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor's have any liability for any special, punitive, indirect or consequential damage, including lost profits, even if notified of the possibility of these damages.

      Standard & Poor's and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by Standard & Poor's in connection with some securities, including the Callable MITTS Securities, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

      The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

      "The Callable MITTS Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's makes no representation or warranty, express or implied, to the holders of the Callable MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the

Callable MITTS Securities particularly or the ability of the S&P 500 Index to track general stock market performance. Standard & Poor's only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of Standard & Poor's and of the S&P 500 Index which is determined, composed and calculated by Standard & Poor's without regard to ML&Co. or the Callable MITTS Securities. Standard & Poor's has no obligation to take the needs of ML&Co. or the holders of the Callable MITTS Securities into consideration in determining, composing or calculating the S&P 500 Index. Standard & Poor's is not responsible for and has not participated in the determination of the timing of the sale of the Callable MITTS Securities, prices at which the Callable MITTS Securities are to initially be sold, or quantities of the Callable MITTS Securities to be issued or in the determination or calculation of the equation by which the Callable MITTS Securities are to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the Callable MITTS Securities."

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Callable MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Callable MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Callable MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding Callable MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Callable MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Callable MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Callable MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a Callable MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Callable MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Callable MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Callable MITTS Securities or securities with terms substantially the same as the Callable MITTS Securities. However, although the matter is not free from doubt, under current law, each Callable MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Callable MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Callable MITTS Securities. Prospective investors in the Callable MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Callable MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Callable MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Callable MITTS Securities is based upon the assumption that each Callable MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Callable MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Callable MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Callable MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a Callable MITTS Security had the Callable MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Callable MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Callable MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

      In particular, solely for purposes of applying the Final Regulations to the Callable MITTS Securities, ML&Co. has determined that the projected payment schedule for the Callable MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental
Redemption Amount equal to $     per unit (the "Projected Supplemental
Redemption Amount"). This represents an estimated yield on the Callable MITTS
Securities equal to     % per annum, compounded semiannually. Accordingly,
during the term of the Callable MITTS Securities, a U.S. Holder of a Callable MITTS Security will be required to include in income the sum of the daily portions of interest on the Callable MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Callable MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Callable MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Callable MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Callable MITTS Security's adjusted issue price will equal the Callable MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the Callable MITTS Security. At maturity of a Callable MITTS Security, in the event that the
actual Supplemental Redemption Amount, if any, exceeds $     per unit (i.e.,
the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $
per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that
the actual Supplemental Redemption Amount, if any, is less than $     per unit
(i.e., the Projected Supplemental Redemption Amount), the excess of $     per
unit (i.e., the Projected Supplemental Redemption Amount) over the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Callable MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e.,
$     per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Callable MITTS Security at a price that differs from the adjusted issue price of the Callable MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale, redemption, or exchange of a Callable MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, redemption, or exchange and the U.S. Holder's adjusted tax basis in the Callable MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a Callable MITTS Security generally will equal such U.S. Holder's initial investment in the Callable MITTS Security increased by any interest previously included in income with respect to the Callable MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Callable MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Callable MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

      All prospective investors in the Callable MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Callable MITTS Securities. Investors in the Callable MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Callable MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Callable MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Callable MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical Table

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each unit of the Callable MITTS Securities during each accrual period over an assumed term of approximately seven years for the Callable MITTS Securities based upon a hypothetical projected payment schedule for the Callable MITTS Securities (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 6.245% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the Callable MITTS Securities as if the Callable MITTS Securities had been issued on April 1, 2002 and were scheduled to mature on April 1, 2009. The following table is for illustrative purposes only. The actual projected payment schedule for the Callable MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the date the Callable MITTS Securities are priced for initial sale to the public and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Callable MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final prospectus supplement delivered to investors in connection with the sales of the Callable MITTS Securities:

                                                                   Total interest
                                                                   deemed to have
                                                                   accrued on the
                                             Interest deemed to       Callable
                                               accrue during     MITTS Securities as
                                               accrual period   of the end of accrual
               Accrual Period                    (per unit)       period (per unit)
               --------------                ------------------ ---------------------
April 1, 2002 through September 30, 2002....      $0.3114              $0.3114
October 1, 2002 through March 31, 2003......      $0.3220              $0.6334
April 1, 2003 through September 30, 2003....      $0.3320              $0.9654
October 1, 2003 through March 31, 2004......      $0.3424              $1.3078
April 1, 2004 through September 30, 2004....      $0.3531              $1.6609
October 1, 2004 through March 31, 2005......      $0.3641              $2.0250
April 1, 2005 through September 30, 2005....      $0.3755              $2.4005
October 1, 2005 through March 31, 2006......      $0.3872              $2.7877
April 1, 2006 through September 30, 2006....      $0.3992              $3.1869
October 1, 2006 through March 31, 2007......      $0.4118              $3.5987
April 1, 2007 through September 30, 2007....      $0.4246              $4.0233
October 1, 2007 through March 31, 2008......      $0.4379              $4.4612
April 1, 2008 through September 30, 2008....      $0.4516              $4.9128
October 1, 2008 through April 1, 2009.......      $0.4643              $5.3771

--------
Hypothetical Projected Supplemental Redemption Amount = $5.3771 per unit.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Callable MITTS Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Callable MITTS Security under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Callable MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Callable MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Callable MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Callable MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Callable MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Callable MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either
(a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any Callable MITTS Security on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the Callable MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Callable MITTS Securities will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and any Supplemental Redemption Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the Callable MITTS Securities and other securities. For further information on ML&Co. and the Callable MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                 UNDERWRITING

      MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $ aggregate principal amount of Callable MITTS Securities. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Callable MITTS Securities if any are purchased.

      The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Callable MITTS Securities directly to the public at the offering prices set forth on the cover page of this prospectus supplement and
to certain dealers at that price less a concession not in excess of   % of the
original public offering price of the Callable MITTS Securities. The underwriter may allow, and the dealers may reallow, a discount not in excess of
  % of the original public offering price of the Callable MITTS Securities to certain dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed. The underwriter is offering the Callable MITTS Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

      MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Callable MITTS Securities. Accordingly, offerings of the Callable MITTS Securities will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

      The underwriter is permitted to engage in certain transactions that stabilize the price of the Callable MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Callable MITTS Securities.

      If the underwriter creates a short position in the Callable MITTS Securities in connection with the offering, i.e., if it sells more units of the Callable MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the Callable MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. "Naked" short sales are sales in excess of the underwriter's overallotment option or, where no overallotment exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because the underwriter has no overallotment option, it would be required to closeout a short position in the Callable MITTS Securities by purchasing Callable MITTS Securities in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Callable MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Callable MITTS Securities. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                   VALIDITY OF THE CALLABLE MITTS SECURITIES

      The validity of the Callable MITTS Securities will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

                            INDEX OF DEFINED TERMS

                                                                           Page
                                                                           ----
Business Day.............................................................. S-16
Calculation Day........................................................... S-13
Calculation Period........................................................ S-13
Call Period...............................................................  S-6
Call Price................................................................  S-6
Callable MITTS(R) Securities..............................................  S-1
Code...................................................................... S-28
depositary................................................................ S-16
DTC.......................................................................  S-4
Ending Value..............................................................  S-4
ERISA..................................................................... S-28
Final Regulations......................................................... S-25
Index.....................................................................  S-4
Index Business Day........................................................ S-13
Market Disruption Event................................................... S-15
ML&Co.....................................................................  S-4
MLPF&S....................................................................  S-4
non-U.S. Holder........................................................... S-24
Payment Date..............................................................  S-6
Pricing Date..............................................................  S-4
principal amount..........................................................  S-4
Projected Supplemental Redemption Amount.................................. S-25
S&P.......................................................................  S-6
S&P 500 Index.............................................................  S-4
Standard & Poor's.........................................................  S-6
Starting Value............................................................  S-4
successor index........................................................... S-15
Supplemental Redemption Amount............................................  S-4
U.S. Holder............................................................... S-24
Withholding Agent......................................................... S-27

================================================================================

                                     [LOGO]

                                2,500,000 Units

                           Merrill Lynch & Co., Inc.

                Callable Market Index Target-Term Securities(R)
                              due April   , 2009
                        Linked to the S&P 500(R) Index
                       ("Callable MITTS(R) Securities")
                         $10 principal amount per unit

                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------

                              Merrill Lynch & Co.

                                April   , 2002

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.

================================================================================